# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carbon Revolution Public Limited Company, CIK 0001960208
CUSIP: G1893D102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ten Earlsfort Terrace, Dublin, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0002097251
Persons authorized to receive notices and communications: James D. Oegema, Mitchell Family Office, 55 West Maple Road, Birmingham, Michigan (MI), 48009, (248) 247-7252

## Reporting persons
- Mark T. Mitchell Revocable Living Trust U/A dated July 31, 1998, as amended (CIK 0002097251): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 184,732; shared voting power 0; sole dispositive power 184,732; shared dispositive power 0; aggregate amount beneficially owned 184,732 (9.8% of the class)
  Comment: Note to Row 13: Calculated based on 1,885,184 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Carbon Revolution Public Limited Company, an Ireland public limited company (the "Issuer"), outstanding as of June 30, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Carbon Revolution Public Limited Company
Address of issuer's principal executive offices: Ten Earlsfort Terrace, Dublin, Ireland (L2), D02 T380
Comment: This Schedule 13D (this "Schedule") relates to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Carbon Revolution Public Limited Company, an Ireland public limited company (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Mark T. Mitchell Revocable Living Trust U/A dated July 31, 1998, as amended
Residence or business address: 55 West Maple Road, Birmingham, MI 48009
Present principal occupation or employment: This Schedule is being filed by the Mark T. Mitchell Revocable Living Trust U/A dated July 31, 1998, as amended, a living trust for which Mark T. Mitchell serves as sole trustee and sole beneficiary, located at 55 West Maple Road, Birmingham, MI 48009, which was established for estate planning and investment holding purposes (the "Reporting Person").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Ordinary Shares described in this Schedule in open market transactions with the Reporting Person's personal funds in the aggregate amount of approximately $898,755.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described in this Schedule for investment purposes and hopes to work with the Issuer's board and management to maximize shareholder value.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will depend on the Reporting Person's review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of the Issuer. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements or obligations. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) As of the date of this Schedule, the Reporting Person beneficially owned 184,732 Ordinary Shares. Based on 1,885,184 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2025, the Reporting Person beneficially owned approximately 9.8% of Ordinary Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,885,184
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions with respect to the Ordinary Shares during the past sixty days, all of which were open market purchases:

(i) Purchased 17,331 Ordinary Shares on October 15, 2025 at an average price of $3.83 per share;

(ii) Purchased 9,388 Ordinary Shares on October 16, 2025 at an average price of $3.70 per share;

(iii) Purchased 10,183 Ordinary Shares on October 24, 2025 at an average price of $5.44 per share;

(iv) Purchased 15,273 Ordinary Shares on October 27, 2025 at an average price of $5.50 per share;

(v) Purchased 29,700 Ordinary Shares on October 28, 2025 at an average price of $6.48 per share;

(vi) Purchased 28,028 Ordinary Shares on October 29, 2025 at an average price of $6.66 per share;

(vii) Purchased 16,000 Ordinary Shares on October 30, 2025 at an average price of $5.71 per share;

(viii) Purchased 5,637 Ordinary Shares on October 31, 2025 at an average price of $4.48 per share;

(ix) Purchased 3,975 Ordinary Shares on November 3, 2025 at an average price of $4.31 per share;

(x) Purchased 10,000 Ordinary Shares on November 4, 2025 at an average price of $4.32 per share;

(xi) Purchased 1,181 Ordinary Shares on November 5, 2025 at an average price of $4.35 per share; and

(xii) Purchased 38,036 Ordinary Shares on November 11, 2025 at an average price of $2.55 per share.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The Reporting Person remains a beneficial owner of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Mark T. Mitchell Revocable Living Trust U/A dated July 31, 1998, as amended: /s/ Mark T. Mitchell, Mark T. Mitchell, Trustee (11/18/2025)